ELIOT'S ADULT NUT BUTTERS LLC

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

August 11, 2017

ELIOT'S ADULT NUT BUTTERS LLC
BALANCE SHEET
DECEMBER 31, 2016 AND 2015
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ASSETS

	2016	2015
CURRENT ASSETS		
Cash	$ 16,222	$ 6,207
Accounts Receivable	8,976	8,683
Inventory	16,737	17,770
TOTAL CURRENT ASSETS	41,934	32,660
NON-CURRENT ASSETS		
Property, Plant, and Equipment, Net	645	3,763
TOTAL NON-CURRENT ASSETS	645	3,763
TOTAL ASSETS	$ 42,579	$ 36,423

LIABILITIES AND STOCKHOLDERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts Payable	$ 30,872	$ 12,606
Notes Payable	56,581	26,094
Payroll Liabilities	190	-
TOTAL CURRENT LIABILITIES	87,643	38,700
TOTAL LIABILITIES	87,643	38,700
MEMBERS' EQUITY		
Contributed Capital	-	4,836
Retained Earnings (Deficit)	(45,064)	(7,113)
TOTAL STOCKHOLDERS' EQUITY	(45,064)	(2,278)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 42,579	$ 36,423

ELIOT'S ADULT NUT BUTTERS LLC
INCOME STATEMENT
For the years ended December 31, 2016 and 2015
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	2016	**2015**
Operating Income		
Sales	$ 142,667	$ 117,685
Cost of Goods Sold	72,030	63,354
Gross Profit	70,638	54,331
Operating Expense		
Payroll Expenses	44,238	31,096
General and Administrative	20,131	2,940
Rent	15,167	14,332
Travel	9,268	5,701
Advertising	4,878	2,211
Taxes and Licenses	4,332	665
Dues & Subscriptions	4,012	1,535
Meals and Entertainment	2,768	3,343
Office Expenses	2,475	12,204
Depreciation	430	2,110
	107,699	76,136
Net Income from Operations	(37,062)	(21,805)
Other Income (Expense)		
Interest Expense	(2,981)	(118)
Miscellaneous	(56)	-
Net Income	$ (40,099)	$ (21,924)

ELIOT'S ADULT NUT BUTTERS LLC
STATEMENT OF CASH FLOWS
For the years ended December 31, 2016 and 2015
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		2016		2015
Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	(40,099)	$	(21,924)
Change in Inventory		1,033		(17,770)
Change in Accounts Payable		18,266		7,093
Change in Accounts Receivable		(292)		1,262
Change in Payroll Liabilities		190		-
Net Cash Flows From Operating Activities		(20,902)		(31,339)
Cash Flows From Investing Activities				
Purchase of Equipment		-		(1,393)
Accumulated Depreciation		5,228		2,110
Net Cash Flows From Investing Activities		5,228		717
Cash Flows From Financing Activities				
Notes Payable		30,487		26,094
Change in Contributed Capital		(4,798)		3,800
Net Cash Flows From Investing Activities		25,689		29,894
Cash at Beginning of Period		6,207		6,935
Net Increase (Decrease) In Cash		10,015		(728)
Cash at End of Period	$	16,222	$	6,207

Unaudited- See accompanying notes.

ELIOT'S ADULT NUT BUTTERS LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016 AND 2015

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Eliot's Adult Nut Butters LLC ("the Company") is a small batch, savory nut butter company based out of the Eliot neighborhood of Portland, Oregon. The Company sells its products, including Spicy Thai Peanut Butter, Honey Chipotle Peanut Butter, and others, online and in authorized retailers (mainly on the West Coast of the United States).

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of the Company's equipment and estimated value of inventories on hand are the only significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

The Company permits sales on account to be made to retail partners that management believes have a low likelihood of non-payment. Management's experience in this area supports the Company's assertion that losses on account are rare, thus no allowance has been recorded in the statements for losses on account.

Property, Plant and Equipment

The Company capitalizes equipment with an original value of $1,000 or greater. The Company's fixed assets consist primarily of food production and office equipment used in its day to day operations.

Depreciation expense is calculated on a straight-line basis. For 2016, the Company recorded depreciation expense in the amount of $430.

Revenue

The Company earns revenue from the sale of savory Nut Butters direct to consumers online and in stores through its retail partners.

ELIOT'S ADULT NUT BUTTERS LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

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Cost of Goods Sold

Cost of Goods Sold includes the cost of raw ingredients, shipping charges, and fees related to payment processing.

Federal Income Taxes

The Company has elected to be treated as a partnership for federal income tax purposes. As a result, all items of income and expense are allocated to the members of the Company and taken on their individual tax returns.

The Company's federal tax filing for fiscal year 2016 will fall within the statutory period of review by the IRS until 2020. The Company's federal tax filing for fiscal year 2015 will fall within the statutory period of review by the IRS until 2019. The Company's federal tax filing for fiscal year 2014 will fall within the statutory period of review by the IRS until 2018.

Inventory

The Company carries inventory at the historical cost of production. The Company's product is thought to have a long shelf life. Consequently, management's experience with product sales indicate that losses due to product spoliation are rare. No allowance has been recorded in the statements for losses due to product spoliation.

Notes Payable

As of the end of fiscal year 2016, the Company had notes payable in the amount of $56,581. The notes consist of a personal interest-bearing business loan at 4.95%, and a loan payable with fixed weekly payments of $487.08.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 11, 2017, the date that the financial statements were available to be issued.